UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Loudermilk, Joey M
   5905 Roaring Branch Rd.


   Columbus, GA  31904
2. Issuer Name and Ticker or Trading Symbol
   AFLAC INCORPORATED (AFL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Exec. Vice President &
   Corporate Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  01/02/01    M        5,184         A  $2.4500                     D  Direct
Common Stock                                  01/02/01    F        2,024         D  $70.8125                    D  Direct
Common Stock                                  01/05/01    S        8,000         D  $64.0000                    D  Direct
Common Stock                                  01/11/01    M        18,752        A  $8.0667                     D  Direct
Common Stock                                  01/11/01    M        48,750        A  $4.0334                     D  Direct
Common Stock                                  01/11/01    F        23,501        D  $65.6875     137,001        D  Direct
Common Stock                                                                                     6,129          I  Custodian/Childre
                                                                                                                   n
Common Stock                                                                                     3,900          I  Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Employee Stock Option (right to$2.4500         01/02/01       M                          5,184            01/03/91     01/03/01
 buy)
Employee Stock Option (right to$4.0334         01/11/01       M                          48,750           01/27/92     01/27/02
 buy)
Employee Stock Option (right to$8.0667         01/11/01       M                          18,752           01/27/92     01/27/02
 buy)
Employee Stock Option (right to$58.6875        01/22/01       A         30,000                            01/22/04     01/22/11
 buy) (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to01/02/01  Common Stock                   5,184                     0             D   Direct
 buy)
Employee Stock Option (right to01/11/01  Common Stock                   48,750                    0             D   Direct
 buy)
Employee Stock Option (right to01/11/01  Common Stock                   18,752                    0             D   Direct
 buy)
Employee Stock Option (right to01/22/01  Common Stock                   30,000        $58.6875    30,000        D   Direct
 buy) (1)

Explanation of Responses:

(1)
Granted under the AFLAC Incorporated 1997 Stock Option Plan, which is a rule 16b-3 Plan with tandem tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Patricia A. Bell
    For: Joey M. Loudermilk
DATE